File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention: Filing Desk

07020277

January 8, 2007

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Chanyul Lee
General Manager
Investor Relations Team

dw 1/11

RECEIVED

2007 JAN 11 A 9:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No.
82-3901

Instruments for 12g3-2(b) Exemption

January 8, 2007

Investor Relations Team

SK Corporation

82-3901

Documents released by SK Corporation from October 2006 to December 2006

Reports to FSC

Registration Statements/Prospectus for the Company's
Guaranteed and Non-guaranteed Debenture

N/A

82-3901

Reports to KSE

Addition of an Affiliated Company	October 23, 2006
Response to Disclosure Inquiry Regarding the Purchase of Treasure Stocks	October 24, 2006
Disposal of Fixed Assets	October 27, 2006
Disposal of Fixed Assets	October 27, 2006
Purchase of Treasury Stocks	October 27, 2006
Response to Disclosure Inquiry Regarding the Sale of a Partial Stake in SKICO	November 7, 2006
Other Matters to be Disclosed	November 9, 2006
Other Matters to be Disclosed	November 27, 2006
Disaffiliation of an Affiliated Company	November 30, 2006
Other Matters to be Disclosed	December 1, 2006
Other Matters to be Disclosed	December 18, 2006
Addition of an Affiliated Company	December 26, 2006

General Press Releases

News compilation of which the abstracts are translated into English	Oct. 2006 ~ Dec. 2006

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

Addition of an Affiliated Company
October 23, 2006

1. Name: Celtic Oil Limited (100% affiliate of SK Corp)

1) CEO: Hyun-Moo Kim

2) Financial Summary:

- Total Assets (KRW): 449,500,000
- Total Liabilities (KRW): -
- Shareholder's Equity (KRW): 449,500,000
- Paid-in Capital (KRW): 449,500,000

3) Main Business Area: Exploration/production of oil and gas

2. Name of Company Group: SK

3. Reason for Addition: Establishment of an affiliate company

4. Number of Affiliate Companies: 175 (previously 174)

5. Date of Addition: October 23, 2006

Response to Disclosure Inquiry Regarding the Purchase of Treasury Stock

October 24, 2006

SK Corporation has constantly sought diverse ways to improve our financial structure and to enhance overall shareholders' value.

In this light, SK Corporation is currently considering the option of buying back shares.

Whether or not we choose to follow through with this option, once a decision is made regarding this matter, an additional disclosure will be made in due course.

Disposal of Fixed Assets
October 27, 2006

1. Subject of Disposal: Gas stations
2. Details of Disposal: 174 stations (167 service stations and 7 gas filling stations), including land, buildings and annexures
3. Book Value (KRW): 459,639,448,301
4. Sales Price (KRW): 470 billion (2.7% of SK Corp's total assets)
5. Transaction Partner: Hana Bank
   - Relationship with SK Corp: None
6. Purpose of Disposal: To achieve financial flexibility through the improvement of efficient asset management
7. Expected Date of Disposal: November 8, 2006
8. Decision Date: October 26, 2006
9. Total Assets of SK Corp as of the Prior Business Year (KRW): 17,509,207,571,000
10. Others:
    - The "Expected Date of Disposal" (#7) refers to the expected execution date of the contract.
    - Following the sale of these assets, the leases of these service stations and gas filling stations (signed in March 2006 between SK Corp and SK Networks) will be terminated.
    - A put/call option contract with respect to the aforementioned assets will be signed between Hana Bank and SK Incheon Oil.

Disposal of Fixed Assets
October 27, 2006

1. Details of Disposal:
   - Subject of Disposal and its Scale: Land site of the distribution center (335,032 ㎡) in Yonghyun-dong, Incheon
   - Sales Price: 193.6 billion KRW (1.1% of SK Corp's total assets as of the end of 2005)
   - Book Value: 132.1 billion KRW
   - Buyer: Inport (PFV)
   - Purpose of Disposal: To achieve financial flexibility through the improvement of efficient asset management
2. Decision Date: October 26, 2006
   (Based on date of execution of the sales contract)

Purchase of Treasury Stock
October 27, 2006

1. Number of Shares to be Purchased: 13 million common shares
2. Total Purchase Price (KRW): 863.2 billion
   (based on the closing share price of 66,400 KRW per share on Oct. 25, 2006
   —subject to change depending on the actual purchase price per share)
3. Purchase Period: Oct. 31, 2006 ~ Jan. 30, 2007
4. Purpose of Purchase: To enhance shareholder's value by stabilizing the stock price
5. Securities Brokerage Firms: SK Securities, Daewoo Securities,
   Hana Securities, Kyobo Securities, Hyundai Securities
6. Total Number of Treasury Stocks before purchase: 9,943,400 common shares (7.7%)
7. Decision Date: Oct. 26, 2006
   - Attendance of Outside Directors: 7 out of 7
8. Others:
   - All treasury stocks to be purchased in the stock market
   - Daily limit for purchase of treasury stocks: 1,286,751 shares

Response to Disclosure Inquiry Regarding the Sale of a Partial Stake in SKICO

November 7, 2006

SK Corporation is considering the option of selling a partial stake in SK Incheon Oil. Whether nor not we choose to follow through with this option, once a decision is made regarding this matter, an additional disclosure will be made in due course.

Other Matters to be Disclosed
November 9, 2006

1. The Board of Directors of SK Corporation resolved to sell a part of SK Corporation's stake in SK Incheon Oil via an IPO on the London Stock Exchange (LSE).
   - Total Number of Shares to be Sold:
     The total number of shares to be sold shall be within 30% of SK Incheon Oil's total outstanding shares. The exact number of shares shall be decided by the CEO, or a representative designated by the CEO, after taking the market conditions into consideration.
   - Total Sales Price:
     The total sales price shall be decided by the CEO, or representative designated by the CEO, after taking the market conditions into consideration.
   - Date of IPO/Sales:
     The expected sales date is December 2006. This is subject to change upon future market conditions.

2. Decision Date: November 8, 2006

3. Others:
   - The sale of a partial stake in SK Incheon Oil may be postponed or cancelled in the event of a sudden deterioration in the stock market caused by external factors and/or any other business-related circumstances.
   - An additional disclosure will be made once the exact number of shares to be sold and sales price are confirmed.

Other Matters to be Disclosed

November 27, 2006

SK Corporation has decided to postpone the sale of its partial stake in SK Incheon Oil via an IPO on the London Stock Exchange (refer to previous disclosure on November 9, 2006), due to changes in market conditions.

The follow-up decision will be made after January 2007, after taking into consideration any and all business-related circumstances.

Disaffiliation of an Affiliated Company

November 30, 2006

1. Name: Oil Chain

1) CEO: Tae-Ryong Lee, Eun-Gi Cho

2) Financial Summary:

- Total Assets (KRW): 0
- Total Liabilities (KRW): 0
- Shareholder's Equity (KRW): 0
- Paid-in Capital (KRW): 0

3) Main Business Area: E-trading (petroleum products)

2. Name of Company Group: SK

3. Reason for Disaffiliation: Liquidation of company

4. Number of Affiliate Companies: 174 (previously 175)

5. Date of Disaffiliation: November 30, 2006

Other Matters to be Disclosed

December 1, 2006

After reviewing the option of purchasing a stake in Ghana's national oil company, SK Corporation has decided not to pursue this matter any further.

* Refer to previous disclosure made on June 1, 2006

Other Matters to be Disclosed

December 18, 2006

SK Corp is currently reviewing a JV project with Sinopec to construct a Naphtha Cracking Center (NCC) in China. However, nothing has yet been finalized.

Addition of an Affiliated Company

December 26, 2006

1. Name: Rizhao SK Asphalt Co., Ltd.

1) CEO: Chang-Kuk Kum

2) Financial Summary:

- Total Assets (KRW): 3,912,810,000
- Total Liabilities (KRW): -
- Shareholder's Equity (KRW): 3,912,810,000
- Paid-in Capital (KRW): 3,912,810,000

3) Main Business Area: Production, sales and storage of modified asphalt

2. Name of Company Group: SK

3. Reason for Addition: Investment by affiliate company (SK China Holdings)

4. Number of Affiliate Companies: 176 (previously 175)

5. Date of Addition: December 26, 2006

6. Others:

- All figures in "Financial Summary" were converted using the December 22nd FX conversion rate of 118.57 KRW/RMB
- SK China Holdings holds a 51% stake in Rizhao SK Asphalt Co., Ltd.

82-3901

Press Releases

□ SK Pushes Up China Marketing

(October 3, 2006) *Korea Times*

SK Pushes Up China Marketing

Chairman Chey Leading Conglomerate's Blue Ocean Project

By Park Hyong-ki
Staff Reporter

SK Group, Korea's fourth-largest conglomerate, led by chairman Chey Tae-won, is maximizing its growth strategies in China — the group's next-generation growth platform.

To boost its brand awareness, the group has begun full-scale exposure of its new logo, "Wings of Happiness," by placing sky-high advertisement billboards in Beijing, Shanghai, Qingdao in China's eastern Shandong Province and Shenyang, Liaoning Province in northeast China.

SK's logo was changed late last year in line with the company's efforts to promote a fresh corporate image and transparent corporate governance.

The new identity is shaped like butterfly wings, each representing SK's two flagship businesses — energy and telecommunications.

"The company has almost finished its touches on replacing old SK's logo signs with Wings of Happiness at some 6,800 gas stations and stores in Korea," said the group's spokesperson. "We have started our logo-replacement overseas in China, other parts of Asia, North America and Europe."

It has placed its corporate identity ads at major airport highways in China's capital city of Beijing and tall buildings in Shenyang, overlooking the bustling cities and roads.

Also, signs at two of SK's pumping stations in China have been changed to the latest red-yellow logos with more logos to be replaced at six refineries by the end of this year.

To further become a global top-tier competitive firm in one of the world's biggest markets, the group, foremost, needs to make Chinese consumers recognize SK's logo and Chinese operations, said the spokesperson.

Ever since SK Group made inroads into China in 1991, Chey has called on his executives and employees to become "China Insiders" — a term coined by the chairman urging SK staff to increase their abilities in Chinese language, culture and business to successfully operate its core businesses in the neighboring country.

Over the past 15 years, the group has set up over 50 SK-invested subsidiaries in 23 areas in China.

SK is Korea's first industrial group to advance to China before Korea and China established diplomatic ties in 1992.

Despite its head start, the conglomerate saw little momentum along the way compared with other companies like Samsung and LG, which both penetrated the Chinese market after 1992 and have gained huge success there.

SK Group recently sponsored China's annual international cultural gala in Seoul and engages in social services in China as part of efforts to enhance its corporate image.

phk@koreatimes.co.kr



SK Group Chairman Chey Tae-won


SK

SK Group's new logo, "Wings of Happiness," shines brightly in the middle of the night in Shenyang, Liaoning Province in northeast China. Courtesy of SK Group

□ S. Korea's SK Corp to shut No.2 cracker due to hitch

(October 5, 2006) *Reuters*

South Korea's **SK Corp**. will shut down a 620,000 tonnes per year (tpy) naphtha cracker next week for about one week to fix technical problems, company and industry sources said on Thursday.

"The shutdown will be made next week after the public holiday," a company source said. South Korean markets closed on Thursday and Friday for the major Chusok holiday.

The unscheduled shutdown forced SK Energy Asia, a trading arm of **SK Corp**., to sell three second-half December naphtha lots during the window session on Thursday, one source said.

SK Energy Asia's naphtha sales for second-half December to Shell, Mitsui Oil Asia and Itochu at $532, $531 and $532 a tonne helped to lower the Brent/naphtha crack -- the product's premium versus Brent crude prices -- for second-half November by $3 a tonne to $85, sources said.

"Usually scheduled maintenance works bring some unexpected problems," the **SK Corp**. source said, without elaborating on the mechanical problems.

The No.2 cracker underwent a 34-day planned maintenance to expand its capacity by 30,000 tonnes in late August.

SK Corp. is the country's top oil refiner and has an 840,000 barrels per day (bpd) refinery in Ulsan in the southeast of the country, as well as a the No.1 190,000-tpy naphtha cracker.

Naphtha is the feedstock used to produce ethylene and propylene, the basic building blocks for the chemical sector.

□ SK Corp ships 240,000T Oct fuel oil to Singapore

(October 11, 2006) *Reuters*

South Korea's **SK Corp**. will export a record-high volume of 240,000 tonnes of high-viscosity fuel oil into Singapore this month, in part to build up supplies in a new storage terminal, traders said on Wednesday.

The last of the three 80,000-tonne cargoes of 1,000-1,200 centistoke (cst) fuel oil is set to arrive in late October, and is mainly for stockbuilding at its new joint-venture Horizon Terminals, changing earlier plans to have the first lot in-tank by second-half November.

The refiner, which typically sells one to two of the straight-run parcels into Singapore each month, will now not bring in any cargoes in November due to strong domestic fuel oil demand from South Korean utilities for the winter.

"The oil will have to sit in the tanks for a while because the bunker jetties are not expected to be ready till early December. That's not too bad in view of the fact that the market is still in contango from now till December, while the storage cost is already sunken," a Singapore-based Asian trader said.

The October/November contango was valued at $5.00 a tonne, while November/December was at $5.50 by midday on Tuesday.

The first two shipments of the low-density parcels, which will arrive on a weekly basis from this week, were sold to Glencore, Chemoil, Westport and Trafigura at a discount of around $10 a tonne to Singapore spot quotes, on a cost-and-freight (C&F) Singapore basis.

The heavier October volumes into Singapore are also due to poor demand for straight-run fuel oil from China, Asia's largest buyer, following two months -- August and September -- of heavy imports versus a firming Singapore market that has seen differentials rise by more than three times in the past month.

The lack of exports for November is mainly due to South Korean utilities needing more fuel oil on concerns over a shortage of liquefied natural gas (LNG) supply in the winter. Supply is forecast at 13.5 million tonnes versus demand expectations of 16.0 million tonnes.

The high-viscosity South Korean cargoes are typically blended with low-viscosity, high-density cargoes to make bunkers-grade 380-cst.

SK Corp. , through its trading arm SK Energy, currently sells about 150,000 tonnes a month in Singapore, the world's largest bunker port by volume.

The refiner, which will have an eventual capacity of 200,000 cubic metres (cu m) by first-half next year and start with 130,000 cu m., is expected to market mostly delivered bunkers -- selling marine fuels directly to shipowners rather than to other resellers -- and getting supplies mainly from its Ulsan refinery.

It is a stakeholder in the 840,000 cu m Horizon Terminals, the first of three new facilities in Singapore that will double its storage capacity to over 7 million cu m by 2008.

Main tenants at the terminal, majority-owned by Dubai-based Emirates National Oil Co (ENOC), include U.S.-based traders Koch Refining and Cargill International as well as Middle East trader DNK Petroleum, a joint-venture between ENOC and Kuwait's IPG.

□ S. Korea SK Corp's cracker shutdown may exceed 1 wk

(October 13, 2006) *Reuters*

South Korea's **SK Corp**. said on Friday it might extend the shutdown period for its 620,000 tonnes per year (tpy) No.2 naphtha cracker beyond one week for repairs.

"We might have to extend the maintenance period by a couple days as we saw more unexpected problems than expected," said a company source.

An official at the country's largest oil refiner said on Monday that it would halt the cracker from Thursday for one week to fix unexpected technical problems.

The unscheduled shutdown forced SK Energy Asia, a Singapore-based trading arm of **SK Corp**., to sell three second-half December naphtha lots during the window session last week, while traders were wary of a weakening market due to a slew of Indian naphtha exports.

It was not immediately known if SK would sell more naphtha.

SK Corp.'s No.2 cracker went through a 34-day planned turnaround to raise its capacity by 30,000 tonnes in late August.

The refinery with an 840,000 barrels per day (bpd) capacity in Ulsan, southeast of Seoul, also has a No.1 190,000-tpy cracker.

Naphtha is the feedstock used to produce ethylene and propylene, the basic building blocks for the chemical sector.

□ SK Corp. to Restart Ethylene Plant on October 19 After Repairs

(October 16, 2006) *Bloomberg*

SK Corp., Asia's fourth largest refiner, plans to restart a cracker that makes ethylene from naphtha on Oct. 19, a company official said in an e-mail.

The cracker was shut on Oct. 12 for repairs, said the official who didn't want to be identified. He wouldn't say what caused the shutdown.

The cracker, able to produce 650,000 metric tons of ethylene from naphtha a year, underwent scheduled maintenance between Aug. 21 and Sept. 24.

SK operates a second cracker, capable of producing 190,000 tons of ethylene a year, at its Ulsan chemical complex on the country's southeast.

Ethylene, made from petroleum products including liquefied petroleum gas and naphtha, is the basic building block for plastics, water bottles and synthetic fibers.

South Korea, Asia Pacific's largest ethylene maker after China and Japan, can make 6 million tons of ethylene a year, according to a report by the Korean Petrochemical Industry Association in May.

□ S. Korea's SK Corp to halt three CDUs next yr

(October 16, 2006) *Reuters*

South Korea's **SK Corp**. plans maintenance for three of its five crude distillation units (CDU) next year, a company source said on Monday.

The country's top oil refiner will shut down its biggest No.5 CDU from June 4 to July 11 next year. The unit has a capacity of 250,000 barrels per day (bpd).

SK Corp. also plans turnarounds for two other CDUs that operate at 110,000 bpd and 65,000 bpd, respectively, the source said.

The bigger No.3 CDU will be shut down from August 13 to September 22 and the smaller No.1 CDU from April 4 to April 28.

The 2007 maintenance plan follows a similar pattern from this year, Reuters survey showed.

SK Corp. is also expected shut down two of its five middle distillation units (MDU) next year for maintenance.

The MDU is a hydro-desulphuriser which produces jet fuel, gas oil and dual-purpose kerosene.

The No. 4 MDU that runs at 50,000 bpd will be down from Aug 13 to Sept. 25 while the No.5 MDU with 60,000 bpd capacity will be down from June 10 to July. 6.

SK Corp. has the capacity to run at 840,000 bpd at its Ulsan refinery.

(Capacity in '000 barrels per day)

REFINERY	UNIT	CAPACITY	SHUTDOWN PERIOD
SK Corp	CDU 1	65	April 4 - April 28
SK Corp	CDU 3	110	August 13 - Sept 22
SK Corp	CDU 5	250	June 4 - July 11
SK Corp	MDU 4	50	Aug 13 - Sept. 25
SK Corp	MDU 5	60	June 10 - July 6

□ S. Korea's SK Corp. restarts naphtha cracker

(October 18, 2006) *Reuters*

South Korea's **SK Corp**. restarted its 620,000 tonnes-per-year (tpy) No. 2 naphtha cracker on Wednesday, a day earlier than initially planned, a company source said.

"The problem was not serious, and we managed to accelerate the operation by one day," said the source.

Last week, **SK Corp**. said the cracker would be shut down for a week starting Oct. 12 due to unexpected problems.

SK Corp.'s No. 2 cracker went through a 34-day planned turnaround to raise its capacity by 30,000 tonnes in late August.

The refinery with an 840,000 barrels per day (bpd) capacity in Ulsan, southeast of Seoul, also has a No. 1 190,000-tpy cracker.

□ S Korea SK Corp 3Q Net KRW308.4B

(October 24, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, said Tuesday its third-quarter net profit fell 28% from a year earlier mainly due to a sharp drop in non-operating profit.

The company said net profit for the third quarter was KRW308.4 billion, down from KRW430.8 billion a year earlier.

Non-operating profit fell 45% on year because the year-earlier figure was boosted by a KRW134.5 billion writeback of provisions related to exchangeable bonds, said a company spokeswoman.

For the three months ended Sept. 30, **SK Corp**.'s revenue rose 13% on year to KRW6.515 trillion from KRW5.755 trillion and operating profit increased 5% to KRW349.5 billion from KRW333.1 billion. [24-10-06 0142GMT]

High oil prices and product prices propelled **SK Corp**.'s sales and strong performance in its lubricant and petrochemical units helped boost operating profit in the third quarter, the company said in a statement.

"Improved refining margins coupled with solid performances from other business divisions will help the company achieve its 2006 operating profit guidance of KRW1.41 trillion," said Lee Seung-Hoon, head of investor relations at **SK Corp**.

SK Corp., Asia's fourth-largest refiner by refining capacity, saw the operating profit of its lubricant division jump 91% in the third quarter from a year earlier to KRW56.2 billion and that of its petrochemical unit rise 30% to KRW139.4 billion.

Rising demand for lubricants and the revamp of its lubricant plants in May to improve production capacity led to increased sales in the third quarter, **SK Corp**. said.

However, operating profit from its overseas exploration and production activities and petroleum division remained weak for the July-September period.

"The petroleum business posted a 21% drop due to weak domestic demand and lower simple refining margins, and the E&P business reported a 9% fall," said the statement.

□ S Korea's SK Corp Q3 opg profit up 5% led by lubricant, petrochemical ops

(October 24, 2006) *AFX*

SK Corp said operating profit rose 5 pct year-on-year to 349.5 bln won in the three months to September, supported by the strong performance of its lubricant and petrochemical operations.

The quarterly result topped the market consensus for topline profit of 321.8 bln won and was also up 14 pct from the preceding quarter.

Net profit came in at 308.4 bln won, compared with 430.7 bln a year earlier and 293 bln in the second quarter.

Sales were a record 6.51 trln won in the third quarter, up 13 pct from both a year earlier and the previous quarter. The company attributed the stronger revenue to increased oil prices and higher product prices.

"The petrochemical business had an outstanding performance last quarter, more than offsetting the weak oil refinery business," the company's investor relations head Lee Seung-Hoon said.

Its petrochemical unit recorded operating profit of 139.4 bln won and sales of 1.57 trln for the third quarter, up 30 pct and 27, respectively, year-on-year.

The increase was driven by the new reforming center's successful operation and favorable market conditions.

Lee noted that the company leveraged the tight supply that resulted from the regular maintenance shutdowns of major naphtha crackers across the North East Asia region.

The petroleum business suffered a 21 pct drop in operating profit year-on-year due to a lower refining margin.

Lee projected better market conditions for the business over the coming Northern Hemisphere winter as demand increases.

The lubricant business enjoyed rapid growth both in profit and revenue thanks to the increased capacity of the Lube Base Oil plants and tight supply, Lee said.

Operating profit and sales in the sector jumped 91 pct and 51 pct year-on-year to 56.2 bln won and 262.8 bln, respectively.

The energy exploration and production division saw a moderate retreat, with the operating profit and sales dropping 9 pct and 3 pct each, to 62.8 bln won and 95.8 bln.

The company expects a solid result for the fourth quarter across its business units.

"With a diversified business portfolio that allows the company to hedge against the cyclical nature of the energy business, **SK Corp** is well positioned to continue its solid performance through the fourth quarter," Lee said.

"Improved refining margins coupled with solid performances from other business divisions will help us achieve our 2006 operating profit target of 1.41 trln won," he added.

Lee also said that there will be no additional major capital investment in its subsidiary SK Incheon Oil with regards to the Residue Fluid Catalytic Cracking (RFCC) plant which now under construction.

SK Corp invested 1.65 trln won for the RFCC project, which will be ready for mass production in June 2008.

The new RFCC plant will produce upmarket gasoline products that should enhance the profit base of both SK Incheon and **SK Corp**, Lee said.

□ SK to Buy Back KRW863.2B Shares to Boost Share Prices

(October 27, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, will buy back KRW863.2 billion worth of shares to boost shareholder value, the company said Friday.

"SK will buy back 13 million shares by issuing KRW400 billion worth of asset backed securities and selling 174 gas stations in its streamlining efforts," the company said in a statement. [26-10-06 2321GMT]

The Korean refiner will issue ABS based on account receivables at the end of November and repurchase the 13 million shares by the end of next January.

"Enhancing profitability of assets and specific programs like this buyback is in line with our efforts to improve overall long-term corporate value - focusing on shareholder returns, reducing debt and investing for future growth," said Cho Ki-Haeng, chief financial officer of **SK Corp**.

SK said it will sell the gas stations to Hana Bank on Nov. 8 and is also considering selling a partial stake of SK Incheon Oil, without elaborating.

The company currently holds a total of 9,943,400 shares in treasury stock.

Founded in 1962 as Korea's first oil refiner, **SK Corp**. is Asia's fourth largest refiner in terms of refining capacity.

□ S&P affirms S Korean SK Corp's rating after share buy-back plan

(October 31, 2006) *Platts*

Standard & Poor's Ratings Services Tuesday affirmed its BBB- rating on South Korean refiner **SK Corp**. following the company's recent announcement that it will undertake a 10% share buy-back, worth approximately Won 863 billion ($912 million), as well as an estimated Won 1 trillion in asset sales and asset backed securities issuance. The rating outlook remains stable, S&P said.

"S&P believes that the impact on the company's financial risk profile is limited since most of the required funds for the share buyback can be financed by asset sales, including plans to sell stakes into SK Incheon Oil," the ratings agency said in a statement.

However, there are some concerns over whether planned ABS issuance can fully transfer risk associated with to-be-securitized assets.

Given that the purpose of the 10% share buyback remains unclear, S&P will carefully monitor the company's next action with regard to treasury shares, the agency said.

The share buyback, to be funded with Won 664 billion in asset sales (idle land and 174 gas stations) and Won 400 billion in ABS issuance, will increase **SK Corp**.'s ownership of treasury shares from a current 7.7% to an estimated 17.7%.

In addition, the company plans to sell a partial stake of SK Incheon Oil to overseas investors. Following the share buyback, the company plans to use most of the remaining funds raised to repay debt. The rating on **SK Corp**. reflects its leading position in South Korea's downstream petroleum market, extensive distribution and marketing network, and favorable operating conditions with limited competition in the domestic market, S&P said.

The rating also reflects the improving financial strength of the consolidated group, including its prior troubled subsidiaries, SK Networks Co. Ltd. and SK Shipping Co. Ltd.

However, the rating is weighed down by **SK Corp**.'s still complex group structure, which provides a degree of management control to family owners that is disproportionate with their less-than 1% direct shareholdings, and its prior history of weak corporate governance standards, which led to the bailout of group companies that had no relations to its core oil-refining business, the ratings agency added.

□ SK Group Makes All-Out Efforts to Advance into Vietnam; Vice Chairman

(November 2, 2006) *Asia Pulse*

South Korea's **SK Group** is aggressively moving to give seven or eight of its subsidiaries a presence in the Vietnamese market by next year, the group's vice chairman said Thursday.

SK Group seeks to expand its existing telecommunications business in the Southeast Asian nation, launch new operations in a number of areas such as construction and finance as well as engage in a Vietnamese government project to build an oil refining plant there.

The seven or eight affiliates to enter the market include **SK Corp**., South Korea's leading refinery, SK Networks Co., the group's trading arm, SK Engineering & Construction Co., its building unit, and SK C&C Co., an information technology outsourcing company, according to the vice chairman.

"Currently, the group is strongly pushing for advancements into Vietnam," Vice Chairman Cho Jung-nam said in an interview with Yonhap News Agency.

The vice chairman's remarks come amid an ongoing meeting of the group's chief executive officers including Chairman **Chey Tae-won** in the Vietnamese cities of Hanoi and Ho Chi Minh between Monday through Saturday. "The conference is specifically aimed at working out strategies for entry into Vietnam," vice chairman Cho said.

"Each of the subsidiaries already started contacting related authorities and local businesses."

To that end, Chairman **Chey** is slated to meet with Vietnamese Prime Minister Nguyen Tan Dung in Hanoi later in the week, during which he will officially propose SK's expansion into the market, Cho said.

In the meeting with the prime minister, **Chey** will also reiterate the need to make changes in a contract regarding SK's telecommunications business there, a major stumbling block to the group's additional investments in the market, Cho said.

SK Telecom, South Korea's top mobile carrier, has been operating "S-Fone" in Vietnam since July 2003 under the business corporation contract (BCC) with local mobile operator Saigon Post & Telecommunication Services Corp. (SPT).

The Vietnamese law prohibits a foreign entity from investing in a local carrier in the form of a joint venture. Foreign firms need to sign a BCC to carry out investment activities in the country without establishing a separate joint venture.

According to the contract, SK Telecom can reap investment income but is not allowed to exercise management control over S-Fone.

SK Telecom has requested the Vietnamese government for modification of the contract to guarantee its managerial role and to sign a joint-venture agreement with SPT so that SK Telecom can enforce its shareholder rights.

"Despite the unfairness, both the South Korean government and SK Telecom rushed to seal the contract back then since we were attempting to build a CDMA belt (across some Asian nations),"

Cho said. "Unless the current contract is amended, an all-out investment in the telecommunications industry is not likely to happen."

The number of customers there exceeded 1 million in late September, and SK Telecom forecasts the number to reach 1.2 million by the end of this year.

SK Telecom already invested over US$200 million in the S-Fone operation, and it decided in November last year to invest an additional US$2.8 billion to bolster its presence there.

The pace of growth in mobile phone use in the country with a population of 80 million has been accelerating. As of the end of 2005, the penetration rate more than doubled to 12 percent from 5.8 percent a year ago, according to the company.

"Talks on the participation of SK and SK Engineering & Construction in the refinery construction project have made good process so far," Cho said. "By the end of this year or early next year, we will have established a local office for the operation."

□ SK Corp. May Sell Shares of Refinery Unit in London, People Say

(November 6, 2006) *Bloomberg*

SK Corp., South Korea's largest oil refiner, may cut its stake in SK Incheon Oil Refinery by selling shares in London, said two people with knowledge of the plan.

The sale of SK Incheon, the once bankrupt company known as Inchon Oil Refinery, may take place by the first quarter of next year, said the people, who declined to be identified before an announcement. SK Corp. last month said it may sell part of its 91 percent holding in Incheon. The company wasn't more specific.

An initial public offering in London would help skirt Korean rules barring firms from making stock sales after posting an annual loss, the people said. **SK Corp**. paid 1.6 trillion won ($1.7 billion) for Inchon Oil in March in an auction.

``It shows they need the funds quite urgently," said Hwang Kyu Won, an analyst at Tong Yang Investment Bank in Seoul, who estimates the value of the refining unit at about $1.4 billion. ``They shouldn't have bought Inchon in the first place. They should have just spent the money upgrading their facilities."

Valuation and other details on the sale will become clearer following a meeting this week, the people said.

Merrill Lynch & Co. and UBS AG have been hired to arrange the sale. Rob Stewart, a Hong Kong-based Merrill Lynch spokesman, and Mark Panday, a spokesman for UBS in Hong Kong, declined to comment. Katharine Kho, a Seoul-based spokeswoman for SK Corp., also declined to comment.

SK Corp. bid for Inchon Oil against groups led by STX Corp. and Citigroup Inc. as well as China's Sinochem Corp. The name of the unit changed to SK Incheon in March.

In the first three months of this year, SK Incheon contributed a net 40.8 billion won to SK Corp.'s earnings, according to the parent company's Web site.

SK initially agreed to buy Inchon Oil in September 2005 to expand capacity as excess demand pushed gasoline prices to a record. Oil prices have dropped 3.4 percent this year.

□ S Korea SK Corp's Incheon London Listing Dec 12-Source

(November 9, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, is set to list its oil refinery unit SK Incheon Oil in London Dec. 12, a person familiar with the situation said Thursday.

SK Incheon's initial public offering will raise between US$700 million and US$750 million, the person said.

Pre-marketing for the deal started Wednesday. The roadshow begins Nov. 22, with pricing set for Dec. 7, the person added.

SK Corp. will sell 88.3 million global depositary receipts of SK Incheon, or 25% of the unit. The IPO has a green shoe option equivalent to 12% of the deal. [09-11-06 0247GMT]

Merrill Lynch & Co. (MER) is the sole bookrunner of the deal, the person said.

Merrill Lynch declined to comment, while **SK Corp**. wasn't immediately available for comment.

"Proceeds will go to **SK Corp**. for general corporate purposes, including partially funding their share buyback and paying down debt, and for capital expenditure," the person close to the deal said.

When it announced on Oct. 27 a plan to buy back KRW863.2 billion worth of shares to boost shareholder value, **SK Corp**. said it was considering the option of selling a partial stake in SK Incheon.

SK Incheon's listing is the latest in a series of London listings by Korean firms in the past year.

The company is only listing GDRs because South Korean regulations don't allow a company to list a year after it posted a full-year net loss. Last year, SK Incheon recorded a net loss of KRW167 billion.

In March, Macquarie Korea Infrastructure Fund listed in both London and Seoul, following similar listings by South Korean retail giant Lotte Shopping Co. and Kumho Tire Co. Inc.

SK Incheon Oil was formerly called Inchon Oil Refinery Co. Ltd. and was bought by **SK Corp**. late last year. Last December, **SK Corp**. finalized its acquisition of Inchon Oil through the purchase of bonds worth KRW1.44 trillion, and a paid-in capital increase of KRW1.6 trillion, part of which will be used to pay its creditors. Inchon Oil Refinery had been in court receivership over the last three years.

Its creditors rejected a KRW685-billion bid by China's Sinochem International Co. earlier in 2005.

Merrill Lynch & Co. (MER) is the sole bookrunner of the deal, the person said.

Merrill Lynch declined to comment, while **SK Corp**. wasn't immediately available for comment.

"Proceeds will go to **SK Corp**. for general corporate purposes, including partially funding their share buyback and paying down debt, and for capital expenditure," the person close to the deal said.

When it announced on Oct. 27 a plan to buy back KRW863.2 billion worth of shares to boost shareholder value, **SK Corp**. said it was considering the option of selling a partial stake in SK Incheon.

SK Incheon's listing is the latest in a series of London listings by Korean firms in the past year.

The company is only listing GDRs because South Korean regulations don't allow a company to list a year after it posted a full-year net loss. Last year, SK Incheon recorded a net loss of KRW167 billion.

In March, Macquarie Korea Infrastructure Fund listed in both London and Seoul, following similar listings by South Korean retail giant Lotte Shopping Co. and Kumho Tire Co. Inc.

SK Incheon Oil was formerly called Inchon Oil Refinery Co. Ltd. and was bought by **SK Corp**. late last year. Last December, **SK Corp**. finalized its acquisition of Inchon Oil through the purchase of bonds worth KRW1.44 trillion, and a paid-in capital increase of KRW1.6 trillion, part of which will be used to pay its creditors. Inchon Oil Refinery had been in court receivership over the last three years.

Its creditors rejected a KRW685-billion bid by China's Sinochem International Co. earlier in 2005.

□ Korea SK Corp: Exports to Account for 50% of 2006 Sales

(November 8, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, said its overseas shipments will make up about 50% of total sales in 2006, a senior executive of the refiner said Wednesday.

"This year's exports are likely to be at a similar level to last year's," Paik Chi-Ok, vice president of **SK Corp**.'s supply chain optimization unit, told Dow Jones Newswires on the sidelines of the Korean Oil & Gas Conference.

In 2005, SK posted KRW21.915 trillion in sales revenue, of which exports accounted for 50%, up from 46% a year earlier.

Paik said **SK Corp**. plans to further diversify its crude oil suppliers from overseas, including the Middle East from which the refiner bought 80.3% of its total consumption last year.

The ratio fell to 75% in the first quarter of this year, the company said.

"For a stable supply of crude oil, we will increase import volumes from Africa and Russia," said Paik, without elaborating.

SK Corp.'s crude oil purchases from Africa and Russia doubled to 14% of its total crude imports in the first quarter of 2006, compared with 7% at the end of last year, an SK spokeswoman said.

Paik added that the company will step up efforts to produce more value-added light oil products, such as diesel, gasoline and kerosene, to seek higher cracking margins.

As of the end of October, light oil products produced from heavy oil upgrading, or HOU, units accounted for 33.3% of S-Oil Corp.'s (010950.SE) total refining output, 26.3% at GS Caltex, and 12% at **SK Corp**. (003600.SE), according to the companies.

□ SK Corp. Eyeing Naphtha Cracking JV With China's Sinopec

(November 12, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's leading oil refiner, is considering tapping into China's petrochemical market via a naphtha cracking joint venture with China Petroleum & Chemical Corp. (SNP), or Sinopec, Asia's largest refiner by capacity.

"We're looking for ways to enhance our presence in the Chinese market and a Naphtha joint venture with Sinopec is one such possibility," an **SK Corp**. official, who declined to be identified, told Dow Jones Newswires Sunday.

Sinopec officials weren't immediately available for comment.

SK Corp. has been in talks with several Chinese energy companies to expand its operations in China, but no decision has been made, the SK Corp. official said.

Naphtha is an oil-based major feedstock for petrochemical products.

□ SK Corp.'s Profit Falls 23 Percent, Audited Figures Show

(November 14, 2006) *Bloomberg*

SK Corp., Asia's fourth-largest oil refiner, said third-quarter profit fell 23 percent because of lower returns from processing crude oil into fuel.

Net income declined to 332.5 billion won ($355 million) in the three months ended Sept. 30 from 431 billion won a year earlier, the Seoul-based refiner said in a stock exchange filing today.

The company on Oct. 24 said profit fell 28 percent to 308.4 billion won, based on preliminary figures. Today's numbers are audited.

Operating profit and sales were unchanged at 349.5 billion won and 6.5 trillion won, respectively.

□ Korean SK Upgrades Plant to Boost Role, Builds on New Acquisition for Strategy

(November 17, 2006) *International Oil Daily*

South Korea's top refiner SK Corp. will combine efforts with newly acquired affiliate SK Incheon Oil to boost the two companies' competitiveness, according to a senior official.

This year's acquisition of a 90% stake in domestic refiner Inchon Oil . since renamed SK Incheon Oil . strengthens SK's existing operations, SK's vice president of supply chain optimization, Chi Ok Paik, told International Oil Daily in Seoul last week.

"The first synergy is location. SK and SK Incheon are located at different sites, so this gives us a logistics advantage" in serving customers, Paik said. "We would also have stronger bargaining power when procuring crude since our requirement is higher now."

SK runs an 810,000 barrel per day refinery in Ulsan, southeast Korea, while SK Incheon's 275,000 b/d facility is at Inchon in the west. As the largest shareholder in SK Incheon, SK helps with crude procurement and offers the option to sell oil products.

SK is now seeking to divest part of its stake in SK Incheon to reduce debt by listing the affiliate in London (IOD Nov.6,p7). SK reportedly is planning to raise $700 million-$750 million from the initial public offering (IPO) by selling 88.3 million Global Depositary Receipts of SK Incheon. This would represent about a 25% stake in the refinery, allowing SK to retain management rights. SK Incheon could not float in Korea at this stage, as regulators do not allow companies to list within 12 months of making financial losses.

SK Incheon, which does not have secondary units, plans to build a 60,000 b/d residue fluid catalytic cracker (RFCC) at SK's Ulsan refinery, to upgrade products from that site (IOD Sep.27,p2). SK Incheon had hoped to build the upgrading unit at Inchon, but this would have taken longer to secure government and environmental approvals. SK has already secured approvals for an upgrading unit at Ulsan.

"SK Incheon has the option of selling the oil products to SK, or it can sell locally or export by itself, since the two companies are operating their local networks separately," Paik said. "We can also share market information on ship chartering, for instance, to help reduce freight costs."

SK has been seeking to improve its upgrading ratio to meet growing demand for light products and match tighter product specifications. Korea has a lower upgrading ratio compared with refiners in Japan, the

US and Europe, which makes them vulnerable to the price spread between light and heavy products and downward pressure on refining margins (IOD Nov.13,p2). SK reported an average refining margin of minus
30₵ per barrel in the first half of this year, compared with plus 85₵/bbl in the same period last year (IOD Jul.26,p8).

"We have learned from past experience that the industry suffered from oversupply. The high volatility of margins requires a careful approach to invest in a CDU [crude distillation unit]," said Paik. Given a surplus in product supply, most Korean refiners are upgrading their existing refineries, with S-Oil the only one planning to build a grassroots refinery (IOD Jul.14,p1). Korea is expected to export around 218,000 b/d of products this year, Paik said.

S-Oil . which is 35% owned by Saudi Aramco . earlier told International Oil Daily that it would target overseas markets with high demand potential and "high quality markets" such as "the US, Japan and even Europe."
SK itself is investing in an 80,000 b/d diesel hydrotreater at Ulsan, to be completed in mid-2007. The new unit will allow SK to produce diesel of 10 parts per million sulfur content, from a current 30 ppm. The RFCC unit will support gasoline production of 10 ppm sulfur, down from a current 50 ppm.

To optimize economics, SK has been pushing to diversify its crude sources. West African supplies accounted for 10% of SK's crude mix in the first half of this year, compared with an average of 7% last year

With larger product volumes expected from the upgrading projects, SK recently invested a 15% stake in Horizon Singapore Terminal, a bulk liquids facility in Singapore that started receiving fuel oil cargoes last month . including one from SK (IOD Oct.23,p7).

SK aims to boost its exports from 47% of total sales now to 60% by 2010 (IOD Jan.13,p3).

"The terminal would help enhance our trading business ... and help us become a major player in Asia-Pacific," Paik said. SK is also targeting alternative fuels in Korea, especially biodiesel and bioethanol. It is starting to examine quality control and logistical issues in using biodiesel as a vehicle fuel and expects to
set a blending ratio from 2008. The company is also conducting a field test on bioethanol in 2006-08.

□ SK Incheon delays London IPO to 2007

(November 27, 2006) *Reuters*

SK Corp. , South Korea's top oil refiner, said on Monday it was delaying the London listing of its SK Incheon Oil refinery to next year from December due to the Won's <KRW=> recent sharp appreciation.

SK Corp. said in a filing with the Korea Exchange it would decide the timing of the initial public offering after January.

Sources who have seen pre-marketing documents about the IPO told Reuters early this month SK Incheon would raise $700 million -$750 million by offering up to 28 percent of the company on the London Stock Exchange in December.

"The appreciation of the Korean won led us to postpone the sales to a later date as changes in market conditions will continue to influence the proper evaluation of SK Incheon Oil's share value," **SK Corp**. said in a statement.

"We will reconsider the offering at a time when future market conditions allow us to maximize the value of these shares for **SK Corp**. and its investors."

The Won's value is 10 percent higher from a year earlier and briefly hit its strongest in more than nine years on Monday, meaning the IPO proceeds raised in dollars or Euros would be worth less when converted into the South Korean currency.

The listing plan also came even as benchmark Asian refining margins for simple refinery units in Singapore have been in the red in recent months, dragged down by heavy oil product fuel that is at a steep discount to crude oil, after such margins broke even in the past year.

SK Corp. bought SK Incheon in 2005 for $1.6 billion in addition to assuming its $1.4 billion debt, as part of its move to expand sales to China.

□ Al Hamely seeks stronger oil cooperation with SK Corp Korea

(November 28, 2006) *Al Itihad News Paper*

FILE No.412 29.11.'06 09:24 ID:DEPT OF EXTERNAL INF FAX:00971 2 4462324 PAGE 4/ 4

الهاملي يبحث التعاون النفطي مع «إس كي» الكورية

بحث معالي محمد بن ظاعن الهاملي وزير الطاقة أمس مع تاي وون شي الرئيس التنفيذي لشركة "إس كي" مجالات التعاون بين الشركات النفطية العاملة في الدولة والشركة الكورية التي هي إحدى أكبر شركات تكرير النفط في كوريا الجنوبية.

ورحب معالي الوزير بالرئيس التنفيذي لشركة "إس كي" ونوه بالدور الذي تقوم به العمالة الكورية في عملية النهضة والتنمية في الدولة وبتطور العلاقات النفطية بين أبوظبي وشركات النفط في كوريا.

وتركز البحث حول توسيع آفاق التعاون بين شركات النفط والغاز العاملة في الدولة وشركة "إس كي" الكورية. وقال الرئيس التنفيذي للشركة الكورية: نتطلع لمواصلة التزامنا تجاه المنطقة وإقامة علاقات جديدة قوية لتعزيز النمو لكوريا ودولة الامارات على حد سواء.

وقد عقد الرئيس التنفيذي لشركة "إس كي" الكورية سلسلة من الاجتماعات خلال زيارته للدولة بهدف إيجاد فهم أفضل لديناميكيات الطاقة الحالية والمستقبلية في منطقة الخليج والشرق الأوسط.

وأوضح "شي" في تصريح لوكالة أنباء الامارات أن سلسلة الاجتماعات التي عقدها تؤكد مدى أهمية المنطقة بالنسبة للشركة التي تستورد 80 في المئة من وارداتها من النفط الخام من الشرق الأوسط وخصوصا دولة الامارات التي تعتبر المزود الرئيسي لها بالنفط الخام.

واستطرد قائلا: إننا في شركة "إس كي" كنا ومازلنا نعتبر الشرق الأوسط منطقة مهمة للغاية توفر العديد من الفرص الهائلة والقواعد راسخة للاستثمار والنمو المتواصل." وام

Al Itihad News paper (English Translation)
28 Nov 2006

Al Hamely seeks stronger oil cooperation with SK Corp Korea

Abu Dhabi, Nov. UAE Energy Minister Mohammed bin Dhaen Al Hamili met today Mr.Chey Tae-won. The Chairman and CEO of South Korea's SK Corp Which is one of the largest South Korean company in Energy and Oil refining.

At the meeting, Al Hamili and Chairman Chey discussed cooperation in oil exploration and refining operations between UAE oil operating companies and SK Corp.

"We are looking for stronger cooperation with UAE." Mr. Chey added, "it will reflect on the development for the both countries."

Chairman Chey had several meeting in his current visit to the UAE that is part of the South Korean company's efforts to boost oil cooperation with Gulf countries and Middle East.

Mr. Chey stressed that 80% of SK Corp's crude imports come from the Gulf region in general with the UAE on top of exporters to South Korea's largest refiner.

He mentioned that his visit plus another 7 Director for ADCO oil producing sites in Abu Dhabi has enhanced the knowledge for Oil industry in UAE

Established in 1962, SK Corp currently have oil production and development projects in 14 African, Asian and Latin American countries with a current workforce of 5,134 workers, and it considered as first Korean company and Number four for Asia in this field .

□ SK Corp Plans To Enter China Gas Distribution Mkt Next Yr

(November 29, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest oil refiner by capacity, plans to enter China's natural gas distribution market next year in a bid to capture a share of the rapidly growing business, according to a company official Wednesday.

SK Corp., seeking to build a presence by 2010, will largely be looking to cooperate with local companies, said the official, who declined to be named.

"We plan to hold talks with China Gas (Holdings Ltd.) on possible cooperation," said the official, who was speaking on the sidelines of the China LNG conference held here Nov. 28-29.

Hong Kong-listed China Gas (0384.HK) is one of the largest natural gas distributors in China.

By region, **SK Corp**. hopes to enter the distribution market in Shanghai and Jiangsu province, he said, adding that both piped natural gas and imported LNG could be involved.

It also wants to invest in some planned liquefied natural gas receiving terminals, such as those in Tianjin and Dalian cities in northeastern China.

The South Korean company is currently selling liquefied petroleum gas in Qingdao city in eastern Shandong province.

"We also hope to sell natural gas in this city (Qingdao)," he said.

China's natural gas demand will reach 112 billion cubic meters by 2010, compared with around 65 billion cubic meters last year, according to brokerage CLSA in a research note.

China is trying to boost the use of natural gas to reduce the country's dependence on fossil fuels, as well as to conserve the environment.

□ SK, Korea Resources Buy Stake in Centennial Coal Mine

(December 1, 2006) *Bloomberg*

SK Corp. and Korea Resources Corp., two South Korean investors in Centennial Coal Ltd.'s Springvale mine in Australia's New South Wales state, agreed to buy a stake in a neighboring coal project.

SK, South Korea's largest refiner, and Korea Resources, a state-run resource developer, agreed to pay A$80 million ($63 million) for a 50 percent stake in the Angus Place mine, Sydney-based Centennial Coal said today in a statement to the Australian Stock Exchange.

Centennial said last month full-year profit may drop as much as 36 percent because of production problems at two of its main mines. The sale of the stake in Angus Place will improve marketing opportunities for coal from the mine and reduce costs, the company said.

``Common ownership of Angus Place and Springvale will create an opportunity to maximize synergies, including increased participation in export market opportunities," the company said in the statement. Future investments at Angus Place will be met jointly by the venture, it said.

Shares in Centennial fell as much as 5 cents, or 1.7 percent, to A$2.89 on the exchange. They were at A$2.91 at 10:08 a.m. Sydney time.

The sale is due to be completed by the end of March..

□ S. Korea SK Corp. will not buy Ghana refinery stakes

(December 1, 2006) *Reuters*

South Korea's top refiner **SK Corp**. said on Friday it will not consider buying a stake in Ghana's state-run refinery.

In June, Ghana said it had approached two South Korean companies, **SK Corp**. and Samsung Corp. to sell a stake in its state-owned oil refinery as part of its plan to raise $6 billion for infrastructure development.

"Because we have not been informed of any detailed plans regarding the privatization of the refinery, we will stop considering the possibility," said SK in a filing with the Korea Exchange.

Samsung Corp. also filed a similar statement saying it will not buy stakes in the Ghana refinery.

Ghana's state-owned Tema Oil Refinery meets about 80-85 percent of the country's demand for petroleum products, and it plans to more than double its capacity to 100,000 barrels per day to capture a bigger slice of the regional market.

□ SK Chief Boosts Business Ties With UAE

(December 4, 2006) *Korea Times*

SK Chief Boosts Business Ties With UAE

By Park Hyong-ki
Staff Reporter



SK Group Chairman Chey Tae-won, left, talks with UAE Energy Minister Mohamed Bin Dhaen Al Hamli at the Kempinski Hotel in Dubai, Tuesday, on ways to promote energy cooperation.



Chey Tae-won, center, chairs a board meeting with other executives, including SK Corp. CEO Shin Heon-cheol, at Chey's right, at the Kempinski Hotel in Dubai Nov. 25-28. Courtesy of SK Corp.

SK Corporation, Korea's largest refiner and the flagship of SK Group, is reaching out globally to strengthen its worldwide business.

One place it is eyeing to expand ties with is the United Arab Emirates. SK Group Chairman Chey Tae-won, SK Corp. CEO Shin Hoon-cheol and eight other executives recently held a board meeting in Dubai.

"The purpose of holding an overseas meeting there was to assess SK's energy business with the UAE, as part of efforts to maximize our global network," said Nam Sang-kon, secretary of the board of directors. "Also, we had some discussions about the Middle East's energy outlook on oil prices and markets with local experts."

This is the third meeting to be held outside Korea, following the first in Beijing two years ago and then Singapore last year, a company spokesman said.

SK Corp. has a long-term contract with the Abu Dhabi National Oil Company (ADNOC) in purchasing its crude oil, and has a 15 percent stake in Horizon Terminals Limited, an affiliate of the Emirates National Oil Company (ENOC) and one of the global leaders in operating petroleum terminals.

The Middle East accounts for 80 percent of the Korean firm's oil imports, and the UAE is one of the biggest suppliers for SK.

SK Corporation established its Dubai subsidiary in 1991, and since then it has had close relations with the Arab nation.

During the four-day board affair from Nov. 25, Chairman Chey had a special one-on-one discussion with the UAE Minister of Energy Mohamed Bin Dhaen Al Hamli, who has been elected to head OPEC next year, on ways to boost energy ties between the company and Middle East countries.

"SK Corporation has long considered the Middle East region as an area of prime importance, providing both a wealth of opportunity and a solid foundation for continued investment and growth," Chairman Chey told Minister Al Hamli.

"We look forward to continuing our commitment to the region and forging strong new relations that promote growth for both Korea and the UAE."

Overseas Endeavors

SK Corp. is making efforts to strengthen relations with Kuwait and Vietnam, two countries indispensable to the oil refiner's goal to emerge as a top-tier energy and chemicals firm in the Asia-Pacific region.

It is currently developing offshore oil wells in Vietnam. The Korean government welcomes Chairman Chey's drive to secure offshore energy resources, as it is closely related to Korea's energy security issues during a time of volatile international oil prices. Korea is the ninth largest oil consumer in the world as of 2005, and as an oil-starved nation heavily depends on oil for sustained economic growth.

The country's biggest oil company has a total of 420 million barrels of crude oil reserves as of yesterday, and produces over 20,000 barrels of oil and gas per day.

By 2010, it plans to expand its oil and gas production by 100,000 barrels. SK Corp. says it will lead the way in helping the nation secure energy resources, which have become the hottest competitive commodity today, as the booming economies of China and India have joined the race for oil.

SK predicted a long time ago the world's demand for oil would gradually grow and the country's oldest and biggest oil refiner got a head-start in the exploration and production business back in the early 1980s.

Its first oil exploration activity dates back to 1983 in Indonesia.

Since then, the company has explored 53 oil blocks (areas available for oil exploration) in 23 countries.

Last year, SK became the first Korean oil company to achieve revenues of 200 billion won from its overseas exploration and production projects.

SK, also the largest gas station operator in Korea, has a network of over 4,000 service stations across the country and a 36 percent share of the domestic market.

Over the past half a century, SK Group, which started off as a small textile manufacturer, Sunkyong Textiles, has grown into a powerful multinational business group focusing on the energy, chemical and telecommunication fields.

phk@koreatimes.co.kr



□ SK aggressive in expanding overseas markets

(December 4, 2006) *Korea Herald*

SK aggressive in expanding overseas markets

By Park Jung-youn

SK Group's new ad reads: "We see a new land of promise for the global Korea." Company officials say the copy reflects the Korean group's long-standing ambition to become a global player in energy and telecommunications.

Under the concept, the group has been focusing its energy development and telecommunications businesses on China, the Middle East and South America.

This comes as no surprise since group chairman Chey Tae-won has time and again emphasized the importance of global expansion for the group's continued growth and necessity to overcome global competition.

"You cannot survive in today's ultra-competitive market by taking the safe course. Globalization and embracing challenges are the keys. Global SK is our way to remain competitive in the world," Chey said at a recent meeting with executives.

"Our overseas market expansion is not an option but a prerequisite for the group's sustainable growth," he said.

China, the Middle East, and South America pose the same challenge to SK. Markets in the three regions are growing rapidly, thus they are willing to embrace the transfer of technologies and know-how of SK Group's rich experience in the telecommunications and refinery industries.



Engineers work at an oil plant being built by SK Group in Camisa, Peru. The Korea Herald

For SK Group, market expansion is not simply about getting its foot in the target markets, but to forge a strategic and mutually beneficent relationship with them.

Group officials say Chey dubbed the approach "Cooperative Development."

"For one, China is the primary target market, which the chairman visited 10 times this year alone to develop business ties and seek advice from local insiders and experts," Hong Joon-pyo, the group's spokesperson said.

"Chairman Chey has been busy checking on the support centers for the group's Chinese business and the performance of SK units there, and to push for necessary changes," Hong added.

SK Group has invested nearly $1 billion in China this year alone, more than what the group has invested during the past 15 years. SK Group has now a strong presence in China's oil and mobile handset distribution sectors. It also clinched a deal to co-develop TD-SCDMA with the Chinese government.

Besides China, SK has been striving to expand its operations in and with the Middle East and South America.

In May 2005, SK Engineering and Construction Ltd secured an exclusive $1.22 billion deal with Kuwait Oil Company. Then only eight months afterwards, it won another $1.23 billion deal with Petrochemical Industries Company, a state-run petrochemical company based in Kuwait.

In South America, the Korean group is exploring and developing oil fields in four different sites in Camisa, Peru, which is estimated to contain 600 billion barrels of oil and 8 trillion cubic meters of natural gas. This is expected to deliver hefty revenues to the group for the next thirty years, the group said.

It is also participating in a field development in Brazil, which is expected to be ready for production in the second half of next year.

(jpark731@heraldm.com)

□ S. Korea's SK Corp shuts naphtha cracker in Dec

(December 5, 2006) *Reuters*

South Korea's **SK Corp**. has shut down its 620,000 tonnes per year (tpy) No. 2 naphtha cracker from Dec. 1 until Dec. 12, a longer-than-expected maintenance, a company source said on Tuesday.

A source at the country's top oil refiner **SK Corp**. had said in October that the cracker would be shut for one week in December for repairs.

"The shutdown may ease a very tight naphtha market, although the impact will be limited as the shutdown was expected," a Seoul-based trader said.

The Asian naphtha market has firmed sharply in recent weeks due to tighter supply, amid lower Indian exports, which dragged up the oil product's premium against Brent crude or crack spread to nearly $110 a tonne or the highest since July.

The same unit was shut for about a week in mid-October to fix an unexpected technical problem, and continued running at low rates as the problem persisted, sources had said.

The No.2 cracker went through a 34-day planned turnaround to raise its capacity in late August.

The refinery with an 840,000 barrels per day (bpd) capacity in Ulsan, southeast of Seoul, also has a No. 1 190,000-tpy cracker.

□ SK considers dual listing of Incheon Oil – sources

(December 7, 2006) *Reuters*

SK Corp. , South Korea's top oil refiner, is considering a dual listing of its SK Incheon Oil refinery in London and Seoul next year, two sources familiar with the situation told Reuters on Thursday.

SK Corp. previously said it planned to list the unit only in London to raise up to $750 million because of regulatory hurdles in South Korea.

South Korea bans companies from listing if they had losses in the previous financial year. SK Incheon lost 170 billion won in 2005 on sales of 3.55 trillion won.

But since SK has said last month it was delaying the London listing to next year from December partly due to the won's <KRW=> recent sharp appreciation, it would allow it to do a dual listing as Incheon is set to report a profit for 2006, the sources said.

SK Incheon is expected to swing to a 30 billion won net profit this year, one source said. The source added, however, that a formal decision had yet to be made by **SK Corp.**

The won's value is more than 10 percent higher from a year earlier, meaning the IPO proceeds raised in dollars or Euros would be worth less when converted into the South Korean currency.

SK Corp. bought SK Incheon in 2005 for $1.6 billion in addition to assuming its $1.4 billion debt, as part of its move to expand sales to China.

□ South Korea's SK sees a lot of potential in Indonesia

(December 11, 2006) *Jakarta Post*

PRISMA
PUBLIC RELATIONS

MEDIA

December 11, 2006
The Jakarta Post
35,000
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South Korea's SK sees a lot of potential in Indonesia

Ika Krismantari
The Jakarta Post/Jakarta

A high-ranking delegation of South Korea's third largest company SK led by chairman Tae Won Chey visited Indonesia recently to explore new business opportunities in the country.

Already engaged in 14 countries, with its core business in energy and telecommunications, SK is committed to further strengthening its global presence.

With a workforce of about 25,000 employees, SK booked a total revenue of about 60 trillion won (about US$65.3 billion) at the end of 2005.

One of SK's subsidiaries, SK Corporation, which is the largest oil refiner in Korea, revealed recently a joint venture project with state oil and gas firm PT Pertamina to build a Lube Base Oil (LBO) facility in Pertamina's Dumai refinery in Riau at a cost of US$200 million. SK Corp. is also cooperating with Pertamina in a planned $1 billion expansion of the refinery.

At present, SK, in cooperation with Indonesian companies, is involved in chemical production and oil exploration activities in the country. *The Jakarta Post* talked with SK Corporation senior vice president Jeong Joon Yu recently about the company's expansion plans in Indonesia. Below are the excerpts of the interview.

Can you elaborate on your plans for the Dumai refinery plant?

Total investment will reach about $200 million by the time it is completed in 2008. The lubricants plant will produce 7,250 barrels of base oil per day.

We plan to export the lube products to other Asian countries, generating $200 million in foreign exchange revenue per year. (Pertamina later confirmed that lube oils from the Dumai refinery will be exported to the U.S. and Japan, where the demand for such products is high. Of the total production, about 90 percent will be exported).

How do you see your partnership with Pertamina?

Pertamina and SK are very complementary. We are making a high quality base oil with our own technology, while Pertamina has a lot of high quality conventional oil. So we can combine our strengths to penetrate the global market. In fact, I am optimistic that we can go global together. I know that Pertamina lacks global experience, but we can work on it together.

Pertamina is a great company, but we have a lot of things to do together for our common prosperity. Pertamina has changed a lot in terms of efficiency.

We have a parallel background. SK Corporation was like Pertamina 40 years ago. It was a government-owned company but now it has been privatized. In the process, we have made a lot of efforts for the past 20 years to make it more efficient. Pertamina might need to follow a similar path to make it a truly efficient company.

EXECUTIVE COLUMN



JEONG JOON YU

I think it's great that Pertamina is willing to improve its efficiency and is eager to make changes.

In our joint venture, SK will not only provide the technology, but we can both learn together in the process.

Why did you decide to invest a country known for its

notorious bureaucracy?

People might be surprised because despite all the difficulties, we managed to established the joint venture within a year. So there might be problems; but we see a future in this country which has a huge population and vast natural resources.

Actually the reason our chairman came to Indonesia this time is because he saw lot of opportunities in the country. He met a number of influential leaders during the visit. He is committed to investing not only in the energy sector but also in the telecommunications sector.

SK decided to invest more in Indonesia because the company sees that the Indonesia's energy sector and telecommunications, which have been developing enormously lately, are very much in line with the core business of SK.

Are there any other business plans in addition to the Dumai refinery?

In this visit, we conducted a preliminary study to get fresh information on the business potential in Indonesia.

In the energy sector, we have already been involved in an active discussion on lubricant production and marketing, refinery efficiency optimization, bioenergy, oil exploration and production and trading.

With Pertumina, we have conducted a study about the refinery and petroleum sector. Depending on the result of the study, which is expected to come out early next March, we will decide if it is possible to add to our investment in the refinery operation.

We have already started a study on the telecommunications sector in the country. We are also doing some reviews in engineering, construction and infrastructure development.

As you know, currently SK has two chemical plants in Indonesia, SK Keris and SK Fiber, which employ more than 1,000 local staff and have been operating successfully since the early 1990s. Beside that, SK Telecom which is the largest telecommunication company in Korea, has supplied the telecommunication company, Telkomsel, with ring-back tone application since 2004.

SK Engineering and Construction has also been awarded several projects to build plants, shopping malls and condominiums in Indonesia. SK will continue to seek strategic and mutually beneficial partnerships with other Indonesian companies as well as with the government.

I think we also have a very strong commitment to invest in the energy sector in Indonesia, because once you make investment in that sector, there is no turning back. That is the nature of the industry and people are very cautious in making decisions because once you start, you have to be committed to a long-term plan.

We have two oil blocks in Indonesia, in Northeast Madura and in Bangko, Jambi. We hope to participate in other blocks in Indonesia.

□ S. Korea SK Corp restarts 620,000 tpy cracker

(December 11, 2006) *Reuters*

South Korea's **SK Corp**. restarted its 620,000 tonnes per year (tpy) No. 2 naphtha cracker on Monday after coming back from a planned turnaround that started on Dec. 1, a company source said.

A source at the country's top oil refiner **SK Corp**. said the cracker has restarted operation and is currently running below capacity.

"The cracker is running at 50 percent of the capacity but it will be maximized in a day or two," said the source.

The unit, which was planned to be shut down until Tuesday, also underwent a week-long turnaround in mid-October to fix an unexpected technical problem. It continued running at low rates before the December shutdown as the problem persisted, sources had said.

The No.2 cracker also went through a 34-day planned turnaround to raise its capacity in late August.

(December 15, 2006) *Korea Herald*

SK Group governance reform pays off

By Ko Kyoung-tae



SK Group chairman Chey Tae-won (center) holds a meeting with executives and outside directors of SK Corp. in Dubai, the United Arab Emirates, last month. SK Corp.

SK Group, Korea's top energy and telecommunication conglomerate, is one of the forerunners in improving corporate governance, especially when it comes to SK's outside directors, who are playing a crucial role in the reform.

As an example of SK's departure from top-down management, a total of six "no's" and eight "blank" ballots were cast in the board room of SK Telecom Co. last year. Such descent is rarely seen in the board room of the Korea's family-controlled chaebol, or conglomerates.

Five board members of SK Corp., the nation's largest oil refinery, also voted against proposals and policy decisions made by top management.

This clearly contrasts with many local conglomerates which began to incorporate outside directors following the 1997 Asian financial crisis.

As foreign investors and minority shareholders have had an increasingly greater say in the management of Korean companies in recent years, financially crippled industrial tycoons began to concede part of their management controls to outside directors.

But a recent poll showed outside directors still have no influence on the decision-making process at some major firms.

There was not a single negative ballot from outside directors last year at those companies.

In contrast, SK Group chairman Chey Tae-won has long stressed that the board of directors will become a major corporate decision-maker in years to come.

The departure from a top-down management structure is the most apparent change in SK's 25th floor boardroom after a bruising takeover attempt by Sovereign Asset Management Ltd. two years ago.

The Monaco-based hedge fund has harshly blamed Chey and other executives for accounting frauds and shady internal deals, which have been widespread malpractices in chaebols over decades.

The mounting pressures have pushed the group to reshape its corportate governance structures and inject more transparency into their decision making.

Seven out of ten seats in SK's boardrooms were apportioned to independent outside directors after the crisis, an abnormally high number among local conglomerates.

Outside directors have oversight of the audit committee and must approve all transactions exceeding $10 million.

All materials for the director's meetings are distributed to the board members five days in advance to ensure that they have enough time to deliberate on proposals.

They also frequently communicate with employees, visiting manufacturing plants to get a bigger picture of the field operations.

SK Corp. is operating six subcommittees under the board, each responsible for a wide range of governance activities such as accounting, operating transparency, strategic planning and human resources.

Committee members meet biweekly in order to help the board of directors make better decisions on each agenda.

The governance system has effectively helped reduce longheld corporate irregularities such as inside trades and illegitimate financial support to sister firms, analysts point out.

"Whatever the motive behind it, it's a significant and positive change, which sets a new benchmark for other conglomerates," said Chung Kwang-suon, president of the Korea Corporate Governance Service.

"We will promote the independence of the boardroom by filling it with a majority of outside directors this year and next year," SK Corp. vice chairman Hwang Doo-yul said in early 2004.

"I think it gives us as an outside director more leeway to speak our own opinion more freely," Nam Dae-woo, one of SK's outside directors, said in an interview with The Korea Herald.

Nam is confident that the reconstituted board now acts more independently and demand greater management accountability than previous SK boards.

"Investors are watching every single step we're taking. If we succeed here, it would have a ripple effect on the corporate world," said the 68-year-old board member.

"In the past, a boss makes the decisions and the board of directors just rubber stamp them, which is not the case any longer here," he said.

SK Corp. and SK Telecom also set up in-house offices for auditors this year, which enabled accountants to monitor the financial transactions of the companies at any time.

The offices are connected to the internal accounting database for a real-time check by auditors.

Auditors and outside directors regularly meet with SK officials to collect background information.

Experts point out such monitoring activities helped render the companies more balanced on crucial decisions and raise management accountabilities.

Given the efforts to reform SK's corporate governance, overseas credit rating agencies increasingly raised their outlook on the group's affiliates.

SK Corp. saw its debt rating upgraded back to investment grade by Standard & Poor's on the back of financial improvements in its affiliates and enhanced corporate governance early this year.

The U.S.-based credit rating firm said SK Corp.'s long-term corporate credit rating was raised to "BBB" — from "BB+" in February, shedding its nearly three-year-long "junk" label.

The upgrade reflects continued financial improvement at SK Networks and SK Shipping, the two formerly troubled units in the SK Group, and the track record of SK Corp.'s improved corporate governance structure," S&P's credit analyst Kim Eun-jin said.

S&P added that the rating could be raised yet again if the company significantly improves its bottom line with no further calls to support its affiliates emerging.

Moody's Investors Service also has affirmed SK Corp's "Baa3" long-term rating in October.

The rating company emphasized that it may upgrade the bond rating, if SK "continues its focus on corporate governance.

"A reduction in the complexity of its ownership and group structure would also be positive for the rating."

SK also received the Corporate Governance Award 2005 presented by the Korea Corporate Governance Service, and the Best Audit Award 2005, presented jointly by the Korean Institute of Certified Public Accountants and the Korea Listed Companies Association.

On the back of the trailblazing efforts to revamp governance systems, SK Group is expected to earn 65 trillion won this year, up around 12 percent from a year ago.

Experts say the well-oiled debt restructuring and brisk exports will further boost the bottom lines of its major affiliates in the coming years.

(kkt@heraldm.com)

□ Korea's SK ramps up SM output to full after No 2 cracker restart

(December 19, 2006) *Platts*

South Korea's **SK Corp** ramped up production runs at its 350,000 mt/year styrene monomer plant at Ulsan to full over the weekend of December 16, a company source said Tuesday. This followed a successful restart of the company's No 2 naphtha cracker earlier last week.

As the styrene plant obtains a significant amount of ethylene feedstock from the cracker, it had been running at below 80% during the cracker shutdown, reported the source.

SK Corp had taken the cracker off-line at the start of December in order to conduct emergency repairs. The cracker had been facing production difficulties since mid-October.

The company typically sells most of its styrene output on long-term supply contracts and has had to buy several styrene spot cargoes over the last two months to help to meet its supply commitments. The source said the company had, in early December, bought two styrene cargoes for loading in January basis FOB Korea, but declined to reveal the price.

Asian styrene closed Tuesday at an average of $1,307.50/mt FOB Korea for January, slightly higher from the average January close of $1305/mt FOB Korea on December 8, according to Platts data.

Following the earlier deal, the company would take a step back at the moment due to market uncertainty. "We can manage our balance better right now and we are in no hurry to buy because the market situation is not clear," said the source.

Meanwhile, the company was reported to be still in negotiations with several China domestic end-users regarding the renewal of term supply contracts for 2007, and had yet to fix its exact term contract supply volumes for next year.

In further news, **SK Corp** plans to undertake a month-long scheduled maintenance at its styrene plant in 2007, beginning from August 15, the source added. --Samuel Tan, samuel_tan@platts.com

□ SK Sets Standard for Corporate Giving

(December 21, 2006) *Korea Times*

SK Sets Standard for Corporate Giving

'Share the Love' Campaign Brings Light, Warmth to People Left Behind

By Kim Yon-se
Staff Reporter

Social contribution has now become a routine part of business culture around the world, with major conglomerates and rich people allocating time and money to philanthropic activities for underprivileged.

Microsoft founder Bill Gates' big heart is well known.

SK Corp., one of Korea's largest oil importers and refiners, has spearheaded social contribution activities in several innovative ways. Its recent donation programs have clearly demonstrated its creativity.

Chey Tae-won, chairman of SK Group and SK Corp., is young and cool-headed. Recently, the conglomerate has organized social and charity events in which Chey, in casual clothing, helps out the needy and cooks for orphans.

"We are focusing on some key points of building CEO identity, such as youth, passion and social contribution," an SK Corp. official said. "We try to make the chairman look at home with the public to show that he is concerned about them."

In fulfilling its responsibilities as a good corporate citizen, SK Corp. helps people in need and supports educational and environmental initiatives in Korea and overseas.

Sponsor of Charity Programs

The company sponsors the "Share the Love Campaign," a program that organizes events for orphans and gives medical care to underprivileged children in mobile clinics.

"We feed malnourished children and deliver food to senior citizens who live alone," a company official said.

He said the company also designed the Youth Shelter Operation, a program to protect young people from violence.

Its fund programs, such as the Internet Search Contest, encourage the young to get involved in the information-based society. "We donate computers to orphaned teenagers who support their siblings," said the official.

The company also donates money to projects in foreign countries. It provides free surgery for Vietnamese children with facial deformities. "To date we have contributed to the treatment of more than 1,000 children," he said.

It offered relief supplies to earthquake victims in Turkey and provided SK's brand of school uniforms to students in Mongolia. It also sponsors "Zhuangyuanbeng," a school quiz TV show in China.

SK is a sponsor of the fund scholarships offered by the Korea Foundation for Advanced Studies.

Each year, the foundation discovers talented research fellows from various fields and provides full scholarships, including living expenses, for overseas study.

It is the sponsor of "Scholarship Quiz," the Korean version of Zhuangyuanbeng. The show is one of the longest running programs in Korea, airing for almost 30 years.

"We also sponsor the National High School Scholastic Aptitude Contest in Korea and award scholarships for outstanding students," the official said. "We have formed partnerships with some colleges that further industry-academy cooperation."

The company provides general funds as well as targeted support for construction at the Korea Advanced Institute for Science and Technology, Seoul National University and Ewha Womans University.

SK is also a leader in cultural and leisure activities. It sponsors the SK Enclean Cup Professional Baduk Championship, the country's most prestigious baduk tournament.

It also supports the two biggest professional golf tournaments in Korea — the SK Enclean Invitational Golf Tournament for women and the SK Telecom Classic Golf Tournament for men.

SK hosts the National Classical Music Concert to promote Korea's classical music tradition. "We also operate the Walker Hill Art Gallery, which focuses on new art, a combination of art and technology," he said.



SK Group Chairman Chey Tae-won, right, prepares cookies with a group of handicapped cooks. Employees of the group bought the cookies to raise donations for the underprivileged. Courtesy of SK Corp.

The company supports the Choyong Cultural Festival, an annual event that brings local companies and residents in Ulsan together.

In addition, it supports environmental initiatives. It sponsors a children's essay competition on environmental issues and a campaign for the protection of bird life.

The official said SK has hosted a musical concert supporting the environment and donated proceeds from recycling old batteries and telephones to environmental organizations.

SK Corp. — Flagship Unit of SK Group

SK Corp., the de facto holding company of SK Group, remains a leader for better corporate governance in Korea.

It has not only survived business hardships in 2002 but also led a significant and positive change in business practices, setting a new benchmark for Korea's family-controlled conglomerates.

SK Group is Korea's third-largest conglomerate and one of the leading business organizations in Asia.

The group is made up of 40 member companies, including seven that are listed on the Korea Stock Exchange. It has a presence on six continents and employs 25,000 people.

Founded in the early 1950s as a small textile manufacturer, SK Group has become one of the world's most successful vertically integrated organizations.

By the end of the 1980s, it had moved into oil production, refinement and petrochemical production.

SK Corp., founded as Yukong Limited in 1962, opened Korea's first oil refining business. In the 1960s, when Korea began its economic drive, SK Corp. founded the country's first oil refinery and helped fuel the nation's industrial progress. At this time, it also introduced natural gas to Korea, the first company to do so.

In the 1970s, it helped launch Korea's petrochemical industry.

"The 1980s and the 1990s were decades of high growth that made us one of Korea's largest providers of energy and chemical products," a company official said.

"Spanning four decades, we have explored, produced, transported and sold oil, gas, and other energy resources," he said.

At 40 percent, the company has the biggest domestic market share. It supplies 2.6 million tons of liquid petroleum gas to customers a year.

kys@koreatimes.co.kr

□ SK Sets Example in Transparency

(December 22, 2006) *Korea Times*

SK Sets Example in Transparency

Oil Refiner Is First to Adopt Written Ethical Codes of Conduct for Board

By Park Hyong-ki
Staff Reporter



SK Chairman Chey Tae-won bangs a gavel to open SK Corp.'s board meeting at the Kampinski Hotel in Dubai in November. The firm is the first to call on its outside board members to adhere to a written code of conduct. Courtesy of SK Corp.

SK Corp., Korea's leading oil refiner, is setting an example in corporate transparency and ethical management.

As leader of SK Corp. and SK Group, Chey Tae-won is putting priority on improving corporate ethics by moving away from old habits in which one person makes every decision for the company.

It marks a break from the practice of big conglomerates relying on top-down, one-man control, ignoring shareholders and executives. That approach has caused anti-corporate sentiment.

Asia's fourth-largest refiner is changing because it is becoming a global company, striving to meet high global standards.

SK Corp. is on the verge of expanding overseas, especially into China.

In 2004 Chey moved to make 70 percent of the company's board of directors come from outside the company.

The company has been promoting the new board as a "hard-working board." It made 57 decisions involving SK in 15 meetings last year and has received wide approval from both shareholders and civic groups.

The leading refiner also boasts that its board has better attendance at regular meetings than other top conglomerates, industry sources said.

Under its board, there are committees, consisting of industry experts that oversee various areas such as human resources and business ethics.

They also audit finances and block possible financial irregularities.

The committees handle these matters as part of efforts to improve the management environment and independent decision-making process.

SK is the first company to describe its board's activities in a book, and its outside members signed a corporate ethics manifesto, the first in Korean corporate history.

The flagship of SK Group, Korea's second-biggest conglomerate, has also given offices to outside directors in its headquarters in Seoul so they can actively engage in business strategizing.

It is said that Chey meets at least twice a week with outside specialists to review strategic goals and management.

International credit ratings companies such as Standard & Poor's and Moody's gave SK Corp. high marks for its efforts to reform its management and governance structures for two consecutive years since 2004.

Merrill Lynch said last March that SK Corp.'s board of directors is highly influential and independent.

The Korea Exchange recognized SK Corp. for outstanding corporate governance, and the Korean Institute of Certified Public Accountants gave an approving nod to the energy firm for the same reason.

Because of its diligence, SK Corp. has been awarded a "Very Good" rating for the third consecutive year this year by the Korea Corporate Governance Service for its efforts in corporate governance.

Moody's upgraded SK Corp.'s investment ratings to Baa3 from BA1 last May. This means that SK is highly reliable for investors.

Other affiliates of SK Group are following SK Corp.'s model to improve their sales networks, brands and management.

The oil firm is betting on a brighter future through better corporate governance. However, the changes don't stop here.

In the beginning of this year, the company put forth new in-house ethics regulations.

The rule applies to staff, shareholders and partners.

SK's new ethics guideline promotes three things: legality, transparency and rationality.

Under no circumstances are any SK Corp. executives allowed to offer their customers or partners bribes or entertainment, nor are they allowed to accept them.

The company opened an ethics department to offer counseling and developed a Web page about the new rules (http://ethics.skcorp.com).

Global Board Meetings

Last month, the company's board of directors, including Chey and SK Corp. CEO Shin Heon-cheol, held a meeting in Dubai, the United Arab Emirates.

There, SK's 10 board executives discussed ways to expand ties with the UAE, one of the Middle East's largest crude oil suppliers to Korea.

"The purpose of holding an overseas meeting there was to assess SK's energy business with the UAE, as part of efforts to maximize our global network," said Nam Sang-kon, secretary of the board of directors. "Also, we had some discussions about the Middle East's energy outlook on oil prices and markets with local experts."

SK Corp. has a long-term contract with the Abu Dhabi National Oil Company in purchasing its crude oil, and has a 15-percent stake in Horizon Terminals Limited, an affiliate of the Emirates National Oil Company and a global leader in operating petroleum terminals.

Chey had a one-on-one meeting with the UAE Minister of Energy Mohamed Bin Dhaen Al Hamli, also the newly elected head of the Organization of Petroleum Producing Countries, on ways to boost energy cooperation.

"SK has long considered the Middle East an area of prim[e] importance, providing both a wealth of opportunity and a soli[d] foundation for continued invest[ment] and growth," Chey told th[e] minister.

"We look forward to continuin[g] our commitment to the regio[n] and forging strong new relation[s] that promote sustained growt[h] for both Korea and the UAE."

SK held board meetings in Bei[jing] two years ago and Singapor[e] last year, the compan[y] spokesman said.

SK Corp. established its Duba[i] subsidiary in 1991, and sinc[e] then it has had close relation[s] with the Arab nation.

phk@koreatimes.co.k[r]

(December 22, 2006) Korea Times

SK Goes to Australia for Coal

By Kim Yon-se
Staff Reporter

SK Corp. will invest about $28 million (26 billion won) next year to mine soft coal in Australia.

The company's move is following the government's policy to increase public and private companies' investment in overseas minerals. The investment increased by 80 percent in 2006 from a year ago.

In coordination with Korea Resources Corp. early this year, SK Corp. requested permits to take part in three additional coal projects this year, one of which, in Australia, will be completely controlled by the two.

Following the participation of SK Corp. in mining projects, more and more companies from major business groups are looking to develop mines in foreign countries, such as China, Myanmar and Canada.

The Ministry of Commerce, Industry and Energy said it has secured funds totaling 136.7 billion won for 2007, up 55 percent from this year. The government also plant to attract corporate investors by fostering "mineral funds."

Korea Resources Logistics (CORET) has signed a memorandum of understanding with a local mining company in Ulan Bator that will remove a key obstacle to developing mines in the Dornogovi region.

The provision of a rail service linking the region to Mongolia's capital will likely accelerate Korea's endeavor to explore the mines about 450km southeast of Ulan Bator. In July, the company signed an agreement to buy a 100 percent stake in the mines, estimated to hold 56 million tons of coal.

Korea uses up to 76 million tons of coal per year, mainly to create electrical energy. CORET said it will invest a total of $18.5 million over the next three years, with an initial shipment of sample coal arriving in December next year.

kys@koreatimes.co.kr